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October 28, 2015

VIA EDGAR

Ms. Ashley Vroman-Lee
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	First Investors Life Series Funds (File Nos. 002-98409 and 811-04325)
Responses to Comments on the Registration Statement on Form N-1A

Dear Ms. Vroman-Lee:

The following are responses to the comments that we received from you by telephone on September 8, 2015, regarding Post-Effective Amendment No. 71 to the Registration Statement on Form N-1A (“Registration Statement”) for the First Investors Life Series Balanced Income Fund (“Fund”), a new series of the First Investors Life Series Funds (“Registrant”), that was filed with the Securities and Exchange Commission (“SEC”) on July 22, 2015.  Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) SEC staff (“Staff”) comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

General

1.	Please confirm that the Registration Statement includes the changes that were made to the registration statement for the First Investors Balanced Income Fund, a series of the First Investors Income Funds, in response to Staff comments.

The Registrant confirms that the Registration Statement reflects the changes made to the registration statement for the First Investors Balanced Income Fund in response to the Staff’s comments.

Prospectus

2.	The “Principal Investment Strategies” section of the Fund Summary states that the Fund may invest in exchange-traded funds (“ETFs”) in order to gain exposure to the Fund’s fixed income and equity investments. Pursuant to Form N-1A, Item 3,

Securities and Exchange Commission
October 28, 2015

Instruction 3(f)(i), please include a separate line item in the Annual Fund Operating Expenses table for acquired fund fees and expenses if such fees and expenses are expected to be greater than 0.01%.

The Registrant has made the requested change.

3.	The first paragraph in the “Principal Investment Strategies” section of the Fund Summary sets forth the ranges for the allocation of the Fund’s assets among fixed-income and equity investments. The second paragraph states that “[t]hese percentages may change due to, among other things, market fluctuations or reallocation decisions by the Fund’s portfolio managers.” Disclose whether changes in the Fund’s asset allocations are expected to be within the ranges provided in the prior paragraph or whether such ranges are subject to change. If the ranges are subject to change, disclose the factors that will be considered in connection with a determination to change the ranges for the Fund’s asset allocations among fixed-income and equity investments.

The Registrant has revised the disclosure in the “Principal Investment Strategies” section to reflect that any changes in the Fund’s asset allocation will remain within the ranges disclosed in the Fund Summary.

4.	(a) The “Principal Investment Strategies” section of the Fund Summary states that the Fund may invest in syndicated bank loans. State, supplementally, whether investments in syndicated bank loans will be treated as illiquid investments. If syndicated bank loans will not be treated as illiquid investments, state why they should be treated as liquid.

The Registrant has revised the “Principal Investment Strategies” section to disclose that the Fund may have exposure to syndicated bank loans through investments in ETFs.  The Fund does not intend to invest directly in syndicated bank loans as part of its principal investment strategies and, therefore, does not expect to make a determination as to the liquidity of syndicated bank loans.

(b) Disclose the extent to which the Fund intends to invest in pools of bank loans, such as collateralized loan obligations (“CLOs”).

The Fund does not intend to invest directly in pools of bank loans as part of its principal investment strategies.

Securities and Exchange Commission
October 28, 2015

5.	In the “Portfolio Manager” section of the Fund Summary, add disclosure to the effect that Messrs. Wagner and Miska are jointly and primarily responsible for managing the Fund.

Form N-1A, Item 5(b) requires the disclosure of the individuals “who are primarily responsible for the day-to-day management of the [f]und’s portfolio.”  It does not require a registrant to include a statement to the effect that such persons are jointly and primarily responsible for managing fund assets.  The Registrant believes that the current disclosure satisfies the requirements of Form N-1A, Item 5(b) and respectfully declines the Staff’s comment.

The Registrant notes that, in accordance with the requirements of Form N-1A, Item 10(a)(2), “The Fund in Greater Detail Section” of the prospectus provides additional detail regarding the responsibilities of the Fund’s portfolio managers.  This disclosure states that Messrs. Wagner and Miska jointly decide what portion of the Fund’s assets should be allocated to stocks, bonds and cash, and indicates the portion of the portfolio for which each portfolio manager is primarily responsible.

6.	On the back cover page of the prospectus, reduce the font size of the Registrant’s Investment Company Act file number pursuant to Item 1(b)(4) of Form N-1A.

The Registrant has made the requested change.

Statement of Additional Information (“SAI”)

7.	In the list of investments under “Appendix A: Investment Strategies Used by the Fund,” disclose which of the Fund’s investments strategies are considered principal and which are considered non-principal. To the extent the list reflects principal investment strategies of the Fund that are not already described in the prospectus, add corresponding disclosure to the “Principal Investment Strategies” and “Principal Risks” sections of the Fund’s prospectus.

The Registrant is not aware of any Form N-1A requirement to separately identify a fund’s principal and non-principal investments strategies in the fund’s SAI.  The Registrant’s principal investment strategies and the related risks are disclosed in the prospectus.  Accordingly, the Registrant respectfully declines the Staff’s comment.

Securities and Exchange Commission
October 28, 2015

8.	In the “Description of Investment Strategies and Risks,” under “Other Asset-Backed Securities,” state whether the Fund’s investments in other asset-backed securities are expected to include CLOs. If so, state, supplementally, whether investments in CLOs will be treated as illiquid investments. If CLOs will not be treated as illiquid investments, state why they should be treated as liquid.

The Fund does not currently intend to invest directly in CLOs and, therefore, does not expect to make a determination as to the liquidity of CLOs.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:	Mary Carty
Mary Najem
Foresters Investment Management Company, Inc.